DEXIA

[redacted]

08004687

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

August 18th, 2008

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA Belgium **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of August 6th 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General

PROCESSED
SEP 04 2008
THOMSON REUTERS

SEC
Mail Processing
Section
AUG 2? 2008
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Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

DEXIA

DEXIA ANNOUNCES THE RESULTS OF ITS STRATEGIC REVIEW OF FSA

- **FSA TO EXIT THE ASSET-BACKED BUSINESS AND FOCUS ON CORE PUBLIC FINANCE MARKET**

- **FSA'S RESERVES STRENGTHENED TO REFLECT A MORE SEVERE U.S. MORTGAGE MARKET SCENARIO**

- **TO CONSOLIDATE FSA'S FINANCIAL STRENGTH DEXIA INJECTS USD 300 MILLION IN FSA AND CONTINUES TO SUPPORT FSA'S FINANCIAL PRODUCTS BUSINESS**

DEXIA RESILIENT DURING 2Q 2008 WITH STRONG FINANCIAL SOLIDITY AND LIQUIDITY MAINTAINED

Regulated information – Brussels, Paris, August 6, 2008 – Dexia announced the results of a strategic business review of Financial Security Assurance (FSA) undertaken during 2Q 2008. Dexia also announced preliminary 2Q 2008 figures to confirm its strong financial solidity and liquidity.

Conclusions of the strategic review: exit Asset-Backed business, downsize Financial Products and focus on Public Finance; Dexia injects USD 300 million in FSA and will continue to support FSA's Financial Products business line

Dexia's management has been conducting an in-depth analysis of FSA's businesses and has performed a number of stress scenarios considering an unprecedented deterioration of both financial markets and economic prospects in the U.S. This business review included a regular dialogue with the rating agencies. Finally, Dexia's management carefully assessed the future of the municipal financial guaranty market in the U.S.

In this context, Dexia announces today that its subsidiary FSA will exit the Asset-Backed business and commit its resources to Global Public Finance. Supporting FSA, Dexia contributed USD 300 million of additional capital (or any other form of capital contribution

which would have the same capital effect) into FSA and will take responsibility for the liquidity and the credit risk of the Financial Products business line[1].

Dexia announced in June that it was providing a USD 5 billion committed unsecured standby line of credit to FSA's Financial Products asset management subsidiary, in order to ensure an orderly repayment of the liabilities of this business and avoid the crystallisation of losses linked to accelerated sales of the assets comprised in this portfolio. The liquidity line has so far remained undrawn and the business line still has cash available of USD 1.5 billion at the end of June 2008.

FSA to narrow focus on Global Public Finance, downsize the Financial Products business line and exit the Asset-Backed business

Dexia affirms its strategic objective of global leadership in Public Finance. The U.S. market is among the largest and most promising markets and is today experiencing a major disruption in terms of products, competition and profitability. Dexia is active in this market via two operating formats: banking and financial guaranty. Over the first half of the year, Dexia as a whole significantly expanded its market shares in the U.S. with record volumes. New long-term bank loans and commitments more than doubled at around USD 22 billion and new bonds insured by FSA in U.S. Public Finance increased by 50.9% at USD 39.6 billion. Margins on the new business were at a record high.

Indeed, during 1H 2008, FSA enjoyed a unique leadership position in the U.S. municipal market, generating record present value originations of USD 591 million, up 42% compared to 1H 2007, with high returns on deployed equity (20%+).

In this environment, FSA creates value for the municipal market and its various stakeholders. FSA's insurance brings not only default protection but also liquidity and risk analysis to a market made up of a broad array of different issuers, including, among others, municipalities, schools, utilities and airports, each having unique characteristics. Dexia believes that these attributes constitute the real value proposition of FSA, both for issuers and investors.

U.S. and Global Public Finance entail low risks and good predictability, and are consistent with Dexia's risk appetite and, to the extent risks in the U.S. public finance market may increase due to current economic conditions, this will be more than offset by record profitability on new business and conservative underwriting policy. This is not the case for the Asset-Backed market, which FSA will exit.

FSA will reduce the size of the Financial Products business line to rely on municipal funding only.

These steps will not only reduce the risk profile of FSA but also align all the financial and human resources of FSA with Dexia's core businesses.

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[1] For additional details on the Financial Products business, please refer to Dexia and FSA's presentations on Dexia's website (www.dexia.com).

FSA will adjust its human resources and expense levels accordingly. This will result initially in a 10% headcount reduction, a one-off charge of about USD 6 million and a USD 30 million annual cost reduction.

FSA reserves strengthened to reflect a more severe U.S. mortgage market scenario

Due to the deterioration of the economic environment in the US, FSA significantly strengthened its reserves for potential future losses in the RMBS sector for a total amount of USD 936 million (pre-tax) in 2Q 2008.

Assuming that the current stressed performance of insured transactions will continue well into 2009, and not return to normal until mid-2010, FSA increased reserves by USD 620 million (pre-tax). This is primarily related to transactions backed by home equity lines of credit (HELOCs) and Alt-A (near-prime) closed-end second-lien (CES) mortgage loans.

FSA also established reserves for economic losses on certain assets which are held for sale in the Financial Products investment portfolio for an amount of USD 316 million. Beyond the level of expected losses, the marking-to-market of these assets has an additional impact on reported net income, but absent actual additional economic loss, these marks are expected to sum to zero as the risks mature.

The effect of the above-mentioned losses on FSA's reported net profit is partly offset by non operating positive mark-to-market value adjustments on own credit risk and insured CDS transactions. Overall, FSA announced a 2Q 2008 reported net loss of USD 331 million under US GAAP and an operating net loss of USD 503 million.

FSA qualified statutory capital amounted to USD 2,474 million at the end of June 2008 compared to USD 2,703 million at end of December 2007. The Claims-Paying Resources amounted to around USD 7.9 billion at the end of June 2008.

FSA's comprehensive 2Q 2008 results release are available on both www.dexia.com and www.fsa.com websites.

For Dexia excluding FSA, underlying and reported 2Q 2008 net income were up respectively 24% and 3% year on year. Financial solidity and liquidity are strong.

Accounting figures mentioned below are estimates and have not been audited yet. Final and comprehensive 2Q 08 results will be released, as initially planned, on August 29.

Excluding FSA:

- Dexia benefited from strong levels of activity;
- Underlying revenues increased by 10% (or 5% excluding positive mark-to-market adjustments) and operating expenses by 4% compared to 2Q 2007;
- Underlying operating profit before provisions increased by 16% compared to 2Q 2007;
- Underlying net income increased by 24% to EUR 760 million;

- Reported net income increased by 3% to EUR 755 million.

After taking into account FSA's related losses, Dexia's 2Q 2008 reported net income is estimated at EUR 539 million (-32% compared to 2Q 2007). Underlying net income[2] decreased by 37%, at EUR 440 million.

As at the end of June 2008, Dexia Group had an estimated Tier 1 ratio of 11.3%. Financial solidity is strong and is well above our 10.5% target. Similarly, there is no change in the Group's liquidity position which remains very healthy.

Total accounting shareholders' equity was EUR 8.6 billion and core shareholders' equity amounted to EUR 15.6 billion. With market credit spreads still very stretched at the end of June, accumulated Other Comprehensive Income (OCI) reserves remained negative (EUR -7.0 billion) at a level similar to the end of March 2008 (EUR -6.7 billion).

Axel Miller, Chief Executive Officer of Dexia, said: "Over the last months, we have conducted a broad and deep review of FSA's strategy and prospects. Whilst we recognize that there are many uncertainties in the monoline industry over the near-to intermediate term, we have come to the conclusion that there is value to be made for our shareholders by focusing FSA on Dexia's core franchise of worldwide leader in Public and Infrastructure Finance. As a result, we have taken the decision to strengthen the managerial and risk management lines between Dexia and FSA, to discontinue the ABS and structured finance activity and to downsize the Financial Products activity and have its risks taken over by Dexia. We have also strengthened FSA's reserves to anticipate a prolongation of the mortgage crisis in the US well into mid-2009 with a return to a more normal situation not before the middle of 2010. The injection of an additional USD 300 million will add to FSA's AAA capital strength and support new business originations in Public and Infrastructure Finance.

The outlook for the industry and even for AAA-rated participants is likely to remain negative for a number of months, but we believe that with these actions, a FSA centered on munis will be able to maintain and develop further a valuable franchise in a strategic market for Dexia, with an important value potential and a product that adequately complements Dexia's own banking offer. There are and will be enormous needs for new public infrastructure and replacement of aging projects throughout the world. The public finance markets offer broad and deep opportunities consistent with Dexia's and FSA's conservative business model at historically very attractive levels. Credit spreads are wide, US public issuers remain numerous and of diverse credit quality, and once the dust settles, we believe that there will remain an attractive position for a specialized municipal bond insurer with the capacity to adapt to potentially changing market circumstances.

During the second quarter of 2008, Dexia proved resilient in a particularly challenging market. Excluding FSA, underlying net income increased by an estimated 24% to

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[2] Underlying net profit excluded fair value adjustment on the group's own credit risks. This was the only change in the definition of "Underlying" figures during 2Q 2008 and was justified by the significant size of this adjustment during 2Q 2008. Non operating earnings at FSA benefited from USD 500.3 million net fair-value adjustments attributable to FSA's own credit risk. There is no such item at Dexia level, excluding FSA.

EUR 760 million. Including the reserves made during 2Q 2008 for FSA, our solvency level of 11.3% Tier 1 ratio remains well above our target. Dexia is therefore in a position to proceed with this strategic realignment with no detrimental effect on its own capital position or policy. We will of course continue to monitor market developments and assess additional actions given market conditions and the current low visibility prevailing in the industry."

***Dexia** (www.dexia.com) is a European bank and the world leader in local public finance. Dexia is one of the top fifteen banking groups in the euro zone with a stock market capitalization of EUR 20.3 billion and 35,200 employees in 37 countries as of December 31, 2007. Dexia has one of the highest credit ratings in the banking industry. Dexia's development strategy is based on two pillars: its Universal Banking business in Europe (Belgium, Luxembourg, Slovakia and Turkey), and world leadership in Public/Project Finance.*

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Dexia SA – Place Rogier 11, B-1210 Brussels – 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex

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